EXHIBIT 99.4

Date:	26th August 2008	Standard
Chartered
Our Ref:	OCC/GC/AVC

CONFIDENTIAL

Fosun Industrial Co., Limited

Suite 808, ICBC Tower,

3 Garden Road,

Central,

Hong Kong.

Attn: Mr. Ye Welyong, Deputy Finance Director

Dear Sirs,

BANKING FACILITIES

Standard Chartered Bank (Hong Kong) Limited (the “Bank”) is pleased to offer the following banking facilities including, amongst other facilities, those terms set out in this facility letter (the “Facilities”) to the Customer(s) below for the purpose(s) of general working capital requirement(s), subject to the Bank’s Standard Terms and Conditions for Banking Facilities and Services attached and the terms and conditions setout in this facility letter.

A.	CUSTOMER(S):

Fosun Industrial Co., Limited

B.	FACILITY LIMITS:

General Banking Facilities

Type(s) of Facility	Facility Limit(s)	Designated Customer(s) and Sub-limit(s), if applicable

Short Term Money Market Loan	USD10,000,000.-	• The Customer

Total Facility Limit:	USD10,000,000.-

C.	PRICING AND CONDITIONS:

Short Term Money Market Loan

Interest: 1.5% per annum over LIBOR, payable at the maturity of each advance or quarterly in arrears if a six month period is selected.

Drawdown: Advance may be drawn in minimum amounts of USD1,000,000.- for periods of 1, 2, 3 or 6 months. Rollover of the advance after 6 months is at the Bank’s discretion. Drawdown notice shall be delivered to the Bank at or before 11:00 a.m. on the proposed drawdown date.

Market Disruption:

1.	If a Market Disruption Event occurs in relation to the Short Term Money Market Loan facility, then the rate of interest of that facility shall be the rate per annum which is the aggregate of:

	(a)	1.5% per annum; and
	(b)	the rate which expresses as a percentage rate per annum the cost to the Bank of funding that loan from whatever source it may reasonably select.

2.	In this letter:

	(a)	“Market Disruption Event” means:

(i)

at or about noon on the Quotation Day the Screen Rate is not available or the Screen Rate is zero or negative, or reasonable and adequate means do not exist for ascertaining LIBOR (as the case may be);

(ii) matching deposits are not readily available in the relevant Interbank Market; or
(iii)

before close of business in the principal city of the relevant Interbank Market on the Quotation Day, the cost to the Bank of obtaining matching deposits in the relevant Interbank Market would be in excess of LIBOR (as the case may be).

(b)

“Quotation Day” means, in relation to any period for which an interest rate is to be determined two London business days before the first day of that period (as the case may be), or such other period which the Bank decides accords with market price in the relevant Interbank Market.

(c)

“Screen Rate” means the standard market interest rate for the relevant currency and period displayed on the relevant page of the on-line electronic information service which for the time being the Bank normally uses for obtaining LIBOR (as the case may be).

Handling Fee of Facilities:	USD20,000.-, payable upon your signing of this letter, and other handling fee to be mutually agreed and payable on each anniversary of the date of this letter if the Facilities are continuing.

D.	SECURITY AND CONDITIONS PRECEDENT:

The availability of the Facilities is conditional upon the Bank’s receipt of the following documents, items and evidence (both in form and substance satisfactory to the Bank:

1.	This letter duly executed by the Customer.

2.	A corporate guarantee executed by Fosun International Limited for USD10,000,000.-.

3.	A Letter of Comfort issued by Shanghai Fosun Pharmaceutical (Group) Co. Ltd.

4.

Certified true copies of the certificate of incorporation, memorandum and articles of association or equivalent constitutional documents of the Customer, Fosun International Limited and Shanghai Fosun Pharmaceutical (Group) Co. Ltd.

5.

Original/Certified copies of all necessary consents, approvals and other authorisations (including board resolutions) in connection with the execution, delivery and performance of this letter and all other documents mentioned above, if applicable.

6.

(If any of the facilities referred to in this letter are to be made available by Standard Chartered Bank or other members of the Standard Chartered Group) All such documents, items or evidence with, in favour of or to Standard Chartered Bank or, as the case may be, such member of the Standard Chartered Group as the Bank may request.

7.	Such other documents, items or evidence that the Bank may request from time to time.

E.	COVENANTS AND UNDERTAKINGS:

The Customer undertakes to the Bank that it will:

1.

procure that all its obligations in connection with the Facilities will at all times rank at least pari passu in terms of security and support (including third party) with all its other present and future obligations.

2.	not create or permit to exist any mortgage, pledge, lien, charge, assignment or security interest over any of its assets without the prior written consent of the Bank.

3.	promptly submit to the Bank:

	•	a certified copy of the audited financial statements of the Customer within 270 days after its financial year end;

	•	a certified copy of the audited financial statements of Fosun International Limited within 6 months after its financial year end;

	•	a certified copy of the annual audited financial statements of Shanghai Fosun Pharmaceutical (Group) Co. Ltd. within 180 days after its financial year end;

	•	other information that the Bank may request from time to time.

4.	immediately inform the Bank:

	•	of any change of the Customer’s directors or beneficial shareholders or amendment to its memorandum or articles of association or equivalent constitutional documents;

	•	of any substantial change to the general nature of the Customer’s existing business; or

	•	if it becomes, or is aware that any of its directors, shareholders, partners or managers becomes, a Related Peron (as defined in paragraph 6 of section F of this letter).

5.	repay at least 30% of the approved first capital injection amount by 6 months.

6.	remain 100% beneficially owned by Shanghai Fosun Pharmaceutical (Group) Co. Ltd.

7.

ensure its parent company, Shanghai Fosun Pharmaceutical (Group) Co. Ltd., to place equivalent RMB deposits with SCB China as goodwill deposit to match the outstanding balance of the Facilities. The relevant RMB deposits can be related upon perfection of the corporate guarantee for USD10,000,000.- executed by Fosun International Limited.

F.	OTHER TERMS AND CONDITIONS:

1.

The Facilities are available at the sole discretion of the Bank. The Bank may at any time immediately terminate, cancel or suspend the Facilities or otherwise modify the Facilities without the consent of any party.

2.

Notwithstanding any provisions stated in this letter, the Facilities are repayable on demand by the Bank. The Bank has the overriding right at any time to require immediate payment and/or cash collateralization of all or any sums actually or contingently owing to it under the Facilities. This clause 2 does not apply to any factoring facility(ies).

3.

In addition to any other terms and conditions, the Bank is also authorized to disclose the information relating to each/the Customer’s accounts and business with the Bank to (i) the ultimate holding company and/or any intermediate holding company of each/the Customer, and (ii) any person, body or organization which the Bank, in its absolute discretion, considers (directly or indirectly) to have an interest (legal or beneficial) in each/the Customer and/or is able (directly or indirectly) to exert control over the conduct of its affairs.

4.

The Bank’s Standard Terms and Conditions for Banking Facilities and Services (“Standard Terms and Conditions”) attached and/or referred to in this letter forms an integral part of this letter and the Customer agrees to observe and be bound by such Standard Terms and Conditions.

5.	The terms and conditions set out or referred to in this letter supersede and replace those set out in our letter (if any) previously sent to the Customer(s).

6.

Please note that section 83 of the Banking Ordinance imposes on the Bank certain limitations on advances to persons (including firms, partnerships and companies) related to its directors, employees with lending authority or controllers (each person so related shall be referred to as a “Related Person”). When acknowledging and accepting this facility letter, you should advise us if you are, or any of your directors, shareholders, partners or managers is, a Related Person within the meaning of the Banking Ordinance. If subsequent to your acceptance of this facility letter, you become, or are aware that any of your directors, shareholders, partners or managers is or becomes, a Related Person, you should immediately advise us in writing.

7.	The Customer acknowledges the following:

(a) The Customer has received and read the Bank’s Notice to Customers and Other Individuals relating to the Personal Data (Privacy) Ordinance and the Code of Practice on Consumer Credit Data; and

(b)

The Customer has, or will, notify each of its Relevant Individuals, the Bank may, in the course of providing banking services to the Customer, receive Customer information in respect to that Relevant Individual.

For the purpose of the above, a “Relevant Individual” is defined as being one of the following (but not limited to) Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, department heads, corporate officers (e.g. authorized signatories, company secretary etc.), directors, major shareholders, beneficial owners, and guarantors (where applicable).

8.	This letter shall be governed by and construed in accordance with the laws of Hong Kong SAR.

Please sign and return to us the enclosed copy of this letter together with the attached Standard Terms and Conditions for Banking Facilities and Services to the Bank’s Credit Risk Control at 11th Floor, Standard Chartered Tower, 3888 Kwun Tong Road, Kwun Tong, Kowloon within one month after the date of this letter, failing which this offer shall lapse.

If you have any queries, please feel free to contact any of the following persons:

Queries on	Name	Telephone No.

Execution of bank documents	Ms. Shirley Cheng, Credit Support Manager	2282-6452

Banking arrangements	Ms. Sonia So, Associate Director, Relationship Manager, China Corporates, Hong Kong, Global Corporates, Origination & Client Coverage, Wholesale Banking	2821-1313

Yours faithfully,

For and on behalf of

STANDARD CHARTERED BANK (HONG KONG) LIMITED

/s/ Phyllis Fong
Phyllis Fong
Senior Credit Documentation Manager

PFG/SC/MCN

Encl.

We agree and accept all the terms and conditions set out above and the Bank’s Standard Terms and Conditions for Banking Facilities and Services attached and/or referred to in this letter, which we have read and understood.

For and on behalf of
FOSUN INDUSTRIAL CO., LIMITED

/s/ Wang Qunbin

Standard Terms and Conditions for Banking Facilities and Services – TC2 (04)

(For Corporate, Sole Proprietor & Partnership)

Any request or application made by the Customer for the utilization of the Facilities and/or Services is subject to and on the basis that the Customer has agreed to be bound by the Agreement (as defined below).

1.	Definitions and Interpretation

1.1	In the Agreement:

“Agreement” means the Standard Terms and Conditions for Banking Facilities and Services (including any supplement) (“Standard Terms and Conditions”), any Facility Letter and any other agreement incorporating the Standard Terms and Conditions;

“Assets” includes present and future properties, revenues and rights of every description;

“Bank” means Standard Chartered Bank (Hong Kong) Limited which includes all its branches and offices wherever situated and its successors and assigns;

“Customer” means the customer(s) specified in the Facility Letter and, as the case may be, any other person(s) who agree to the Standard Terms and Conditions, and where there is more than one Customer, all references to the “Customer” shall mean all such persons or any one or more of them;

“Exchange Rate” means the rate for converting one currency into another currency which the Bank determines to be prevailing in the relevant foreign exchange market at the relevant time, such determination to be conclusive and binding on the Customer;

“Facilities” means the banking facilities (or any part of it) specified in the Facility Letter;

“Facility Letter” means the facility letter(s) (including all its schedules and appendices) issued by the Bank in relation to the Facilities extended by the Bank to the Customer, and includes references to any accession letter executed by any Customer for according to the Facility Letter;

“HIBOR” means the Hong Kong Interbank Offered Rate quoted by the Bank for the relevant period;

“LIBOR” means the London Interbank Offered Rate quoted by the Bank for the relevant period;

“Prime” means the respective rates which the Bank announces or applies from time to time as the prime rate for lending Hong Kong Dollars and United States Dollars;

“SCB” means Standard Chartered Bank (including all its branches), and

“Services” means any banking services provided by the Bank or SCB to the Customer.

1.2	Unless a contrary indication appears, a reference in the Agreement to:

(a) a person includes an Individual, a company, sole proprietorship, partnership or body unincorporated and its successors and assigns;

(b) any document includes a reference to that document as amended, varied, supplemented, replaced or restated from time to time; and

(c) a provision of law is a reference to that provision as amended or re-enacted.

1.3

The obligations and liabilities of the Customer to the Bank include all its past, present and future, actual and contingent obligations and liabilities to the Bank, whether incurred alone or jointly with another.

1.4	Unless the context otherwise requires, words importing the singular include the plural and vice versa and the neuter gender includes the other genders.

1.5	The headings in the Agreement are for convenience only and are to be ignored in construing the Agreement.

2.	Application

2.1

The Standard Terms and Conditions shall apply to any Facilities and Services which the Bank or SCB, in its sole discretion, may agree to make available and provide to such extent and in such manner as the Bank thinks fit.

2.2	The Standard Terms and Conditions shall be subject to such other terms and conditions which may be specified by the Bank and/or SCB from time to time in other documents, agreements or applications.

2.3	In the event of any conflict or inconsistency between the Standard Terms and Conditions and the provisions of any agreement between the Customer and Bank, the latter shall prevail.

3.	Payments

3.1

All payments by the Customer to the Bank shall be made without any set-off, counterclaim, deduction, withholding or condition of any kind. If the Customer is compelled by law to make any withholding, or deduction, the sum payable by the Customer shall be increased so that the amount actually received by the Bank is the amount it would have received if there had been no such withholding or deduction.

3.2

Payment by the Customer to the Bank shall be in the currency of the relevant liability or, if the Bank so agrees in writing, in a different currency, in which case the conversion to that different currency shall be made at the Exchange Rate. The Customer shall be liable for any shortfall if the converted currency is less than the outstanding liability.

3.3

Any monies paid to the Bank in respect of the Customer’s obligations may be applied in or towards satisfaction of the same or placed to the credit of a suspense account with a view to preserving the Bank’s rights to prove for the whole of the Customer’s outstanding obligations.

3.4

If any payments paid to the Bank in respect of the Customer’s obligations are required to be repaid by virtue of any law relating to insolvency, bankruptcy or liquidation or for any other reason, the Bank shall be entitled to recover such sums from the Customer as if such monies had not been paid.

4.	Drawings Against Uncleared Effects

If the Bank permits the Customer to draw against funds to be collected or transferred from any account(s), the Customer shall on demand reimburse the Bank in full the amount so drawn, if the Bank does not receive the funds in full at the time the Bank ought to have received the sums or if, after the Bank has accepted the transfer, the Bank is prevented from collecting or freely dealing with the funds in accordance with usual banking practice.

5.	Treasury Facilities

5.1

Any foreign exchange, options, futures, swap or other structured or derivative products (“Treasury Products”) applications will only be considered by the Bank or SCB subject to its receipt of the documentation that the Bank may require from time to time. Any Treasury Products contract will be entered into by the Customer at the rate(s) quoted by the Bank at its absolute discretion.

5.2	The terms included or referred to in the relevant confirmation issued by the Bank shall apply to all Treasury Products transactions between the Customer and the Bank.

5.3

The Customer warrants that it will enter into any transaction with the Bank or SCB solely in reliance upon its own judgment and at its own risk, and the Bank shall not be responsible for any loss incurred by the Customer, whether or not acting on advice received from the Bank. The Customer further warrant that he/she understands and is aware of the risks involved.

5.4

The Treasury Products contracts amounts shall be subject to the relevant facility limit(s) (if any) stipulated in the Facility Letter and the risk exposure limit(s) set (either advised or otherwise) by the Bank or SCB from time to time.

5.5

The Bank or SCB may from time to time mark the Customer’s outstanding Treasury Products contracts to market by reference to the prevailing market rate or quotation in order to calculate the Customer’s gain or loss under the contracts. If the Bank or SCB determines that the Customer has incurred a loss under any such contracts by the then prevailing market-to-market calculation, the Customer shall forthwith pay such sum or deliver such collaterals as required by the Bank to cover such loss.

5.6	The Bank or SCB has the right to close out and/or laminate any or all outstanding Treasury Products contracts of the Customer if:

(a) the Customer fails to perform any terms of the Agreement including its default in payment;

(b) the outstanding contracts amounts exceed the facility limit(s) (if any) or the Bank’s risk exposure limit(s).;

(c) the Customer shall become insolvent or generally suspended payment of any debt when due or subject to any bankruptcy or winding-up petition; or

(d) any circumstances have arisen or continued which, in the Bank’s opinion, might adversely affect the Bank’s position under the relevant contracts.

Upon closing-out or termination of the Treasury Products contracts, the Customer shall pay to the Bank or SCB any loss incurred under these contracts. Such loss shall be determined by the Bank or SCB (acting in good faith) based on the replacement market value of the contracts so closed-out or terminated, which determination shall be binding and conclusive on the Customer.

6.	Security

6.1

The Bank holds all Assets of the Customer including those Assets held to the Bank’s order or for account of the Customer (whether for safe custody, collection, security or for any specific purpose or generally) as continuing security for the payment and discharge of all the Customer’s obligations and liabilities to the Bank.

6.2

The Bank may (at any time, without prior notice to the Customer or any other person and in such manner as the Bank thinks fit), sell, dispose of or otherwise deal with any of the Assets of the Customer the subject of the security hereby created.

6.3	The Bank may apply the net proceeds of any sale, disposition or dealing in or towards discharge of the Customer’s obligations to the Bank in whatever priority that the Bank may determine.

6.4	The Customer shall, upon demand by the Bank:

(a) provide such further security in form and value as may be required in the opinion of the Bank sufficient to secure any of the Customer’s obligations to the Bank; and

(b) execute and deliver to the Bank any documents in form and substance satisfactory to the Bank over any of the Customer’s Assets as the Bank specifies in any such demand.

6.5

Save for gross negligence or willful default, the Bank shall not be liable for any loss or damages or depreciation in value of any security granted in favour of the Bank due to the Bank’s exercise of any of its rights over any security.

7.	Interest

7.1

The Bank shall charge interest on any sum(s) outstanding or owing by the Customer from time to time. Unless otherwise specified, interest will accrue on a daily basis and shall be calculated, compounded and payable on such basis and in such manner as the Bank may determine at its absolute discretion.

7.2	Unless otherwise stipulated, a default rate of 8% per annum over Prime or the Bank’s cost of funding, whichever is higher, will apply to amounts not paid when due or in excess of any facility limit.

8.	Cost and Expenses

8.1

The Customer shall pay to the Bank or demand the commissions, fees and charges in connection with the Facilities and/or Services (including insurance cover) at the rates and in the amount and manner stipulated by the Bank. The Customer shall indemnify against the Bank for all costs and expenses (including legal costs on a full indemnify basis) in connection with the performance, perfection or enforcement of or preservation of rights under the Agreement or any security provided by the Customer or any third party in respect of the Customer’s obligations to the Bank.

8.2

In the event of any prepayment of the Facilities, the Customer shall on demand fully reimburse and indemnify the Bank for the costs incurred by the Bank as a result of the prepayment. Such costs include all costs, losses, liabilities and expenses incurred or suffered by the Bank in cancelling, terminating the unwinding any arrangements previously effected by the Bank to secure funding of the Facilities concerned.

8.3

The costs and expenses are payable by the Customer notwithstanding that the Customer’s applications for the Facilities are not accepted or the Facilities are cancelled, modified or withdrawn at any time before completion of the relevant transaction.

9.	Insurance and Valuation

9.1

The Customer shall maintain insurance coverage against loss and damages (insurable value and types of risks are determined by the Bank from time to time) with insurance companies acceptable to the Bank with respect to Assets in which the Bank has an interest failing which the Bank may cover the insurance at the expense of the Customer.

9.2

The Bank’s Interest shall be duly noted on the policies or relevant insurance documents and the amount due under any insurance shall be paid to the Bank. The Customer shall, upon request, lodge with the Bank all evidence of such insurance.

9.3

For any properties charged to the Bank, a full valuation report is required before the Facilities are utilized and an updated valuation report is required at any time that the Bank may think fit. All the valuation fees are for the account of the Customer.

10.	Indemnity

10.1

The Customer shall indemnify the Bank and keep the Bank indemnified against all claims, demands, actions, liabilities, damages, costs, losses and expenses or other consequences which may arise or result from providing the Facilities or Services to the Customer.

10.2

The Customer shall, upon request by the Bank, forthwith appear and defend at its own cost and expense any action which may be brought against the Bank in connection with the Facilities or Services provided by the Bank to the Customer.

10.3

The Customer shall indemnify and forthwith reimburse the Bank for all payments, claims, demands, actions, losses incurred or suffered by the Bank as a result of the Bank giving any guarantee, indemnity and/or other payment undertaking issued at the request or for the account of the Customer.

11.	Set-Off

11.1

The Bank may, at any time and without notice, combine or consolidate all the Customer’s accounts (whether sole or joint) with the Bank, SCB, the holding company or subsidiaries or associated companies of SCB and apply any credit balance (whether matured or not) to which the Customer is entitled in or towards satisfaction of any obligation (whether or not matured, actual, future, contingent, unliqudated or unascertained) owed by the Customer to the Bank or SCB, regardless of the currency, the place of payment or the office through which the Bank is acting.

11.2

For this purpose, the Bank is authorized to purchase, at the Exchange Rate, such other currencies as may be necessary to effect such application with the monies standing to the credit of such accounts. The Customer shall be liable for any shortfall if the converted currency is less than the outstanding liability.

11.3

If any of the Customer’s obligations and liabilities owed to the Bank is unliquidated or unascertained, the Bank may set off an amount estimated by it in good faith to be the amount of that obligation.

12.	Lien and Power of Sale

The Bank shall have a lien on all property of the Customer coming into the possession or control of the Bank, for custody or any other reason and whether or not in the ordinary course of banking business, with power for the Bank to sell such property to satisfy any obligations owed by the Customer to the Bank.

13.	Disclosure

13.1

Any personal data relating to the Customer may be used and disclosed for such purposes and to such persons (whether the recipient is located in Hong Kong SAR or another country, or in a country that does not offer the same level of data protection as Hong Kong SAR) in accordance with the Bank’s policies on the use and disclosure of personal data. Such policies are set out in statements, circulars, terms and conditions or notices made available by the Bank to its customers from time to time. The collected data may be used in connection with matching procedures (as defined in the Personal Data (Privacy Ordinance). (This subclause does not apply if the Customer is a limited company).

13.2

The Bank is authorized to disclose and transfer from time to time all information in connection with the Customer’s accounts and business with the Bank (including credit balances and any security given) to all or any of the following persons (whether in or outside Hong Kong SAR):

(a) SCB, the holding company of SCB and any of the offices, branches, divisions, related companies or associates of SCB or the Bank;

(b) any actual or proposed participant or sub-participant in, or assignee or novatee of the Bank’s right in solution to the Facilities and/or Customer’s accounts;

(c) agent, contractor or third party service provider which provides services of any kind to the Bank or SCB in connection with the operation of its business; and

(d) any financial institution with which the Customer has or proposes to have dealings to enable credit checks to be conducted on the Customer.

The Customer also consents to the disclosure of any of its information by the Bank or SCB if required or permitted to do so by any law, regulation, court order or any regulatory authority in any jurisdiction.

14.	Customer’s Consent

The Customer consents and acknowledges that the Bank may provide the Customer’s information to any propose4d or actual individual guarantee or other security provider (or their solicitors) in respect of any credit facilities extended to the Customer, including (without limitation);

(a) any financial information concerning the Customer;

(b) a copy of the contract evidencing the obligations to be guaranteed or secured or a summary of such contract;

(c) a copy of any formal demand for overdue payment which may be sent to the Customer after it has filed to settle an overdue amount; and

(d)

from time to time on request by the proposed or actual guarantor or security provider, a copy of the Customer’s latest statement of account or other information showing the financial status of the Customer and/or credit facilities extended to the Customer.

15.	Authorisation

15.1

The Customer hereby authorizes the Bank to appoint any other person (including correspondent, agent or third party contractor) in rotation to the Facilities and Services and the Bank may delegate any of its powers in the Agreement to such person.

15.2

To secure due performance of obligations by the Customer under the Agreement, the Customer irrevocably and unconditionally authorizes the Bank to be the Customer’s true and lawful representative (with full power of delegation and substitution) to execute, sign and do all documents, acts and things (in the name of the Customer or otherwise) for carrying out any of the Customer’s obligations or for exercising the Bank’s rights under the Agreement.

15.3	The Customer irrevocably authorizes the Bank to debit any of its accounts maintained with the Bank for any sums due or owing to the Bank.

16.	Statement by the Bank

A statement issued by the Bank as to the amount at any time owing by the Customer to the Bank, save for manifest error, shall be conclusive evidence for all purposes.

17.	Limitation on Liability

The Bank, its agent and correspondent shall not be liable to the Customer for any action taken or not taken by them unless directly caused by their gross negligence or willful misconduct.

18.	Continuing Agreement, Waivers and Remedies

This is a continuing agreement and the rights of the Bank hereunder:

(a) may be exercised as often as necessary;

(b) are cumulative and not exclusive of its rights under any other agreement and the general law; and

(c) may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such rights is not a waiver of that right.

19.	Severability

If any provision of the Agreement becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the legality, validity or enforceability of any other provision of the Agreement or the legality, validity or enforceability of such provisions in any other jurisdiction.

20.	Violation

The Bank, may, at its absolute discretion, by notice to the Customer vary, amend or supplement any of the terms of the Agreement (including without limitation, the basis of calculation of any interest, charges, commissions or fees). Such variation, amendment or supplement shall take effect on the date of the notice setting out details of such variation, amendment or supplement or, if later, the date specified in the notice.

21.	Change in Constitution or Partnership

21.1

All securities, agreement, obligations given or undertaken by the Customer shall continue to be valid and binding notwithstanding any change in the constitution of the Customer or the Bank, by amalgamation, consolidation, reconstruction or otherwise.

21.2

If the Customer is a partnership, the dissolution of the partnership for any reason shall not affect the liabilities of the Customer as partner(s) until the Bank receives written notice from the Customer to such effect but no notice shall affect the Customer’s liability for any transaction made prior to the Bank’s receipt of such notice.

21.3

In the case of the death of a partner, the liability of the estate of the deceased partner to the Bank shall cease only with regard to transactions made with the Bank subsequent to the receipt by the Bank of written notice of the death of the deceased partner.

22.	Assignment

22.1	The Customer may not assign or transfer all or any of its rights, benefits or obligations under or referred to in the Agreement without the Bank’s prior written consent.

22.2	The Bank may at any time assign or transfer to any person all or any of its rights, benefits or obligations under or referred to in the Agreement or change its lending office.

23.	Notices

23.1	Any notice given by the Bank to the Customer shall be deemed to have been received:

(a) if delivered personally, at the time of delivery;

(b) if sent by post, two or seven working days after posting to an address in Hong Kong SAR or overseas respectively; and

(c) if by facsimile, at the time of transmission.

23.3	The address and/or facsimile number of the Customer are those set out in the Facility Letter or any other agreement(s) submitted by the Customer or those last known to the Bank.

23.3	Any notice by the Customer to the Bank shall be in writing and shall be deemed to have been given only on actual receipt.

24.	Governing Law and Jurisdiction

24.1	The Agreement is governed by and shall be construed in accordance with the laws of Hong Kong SAR. The Customer hereby irrevocably submits to the non-exclusive jurisdiction of the Hong Kong SAR courts.

24.2

If the Customer is not ordinarily resident in Hong Kong SAR or a company incorporated under the laws of Hong Kong SAR or a foreign company registered under the Companies Ordinance (Cap. 32, Laws of Hong Kong), the Customer hereby appoints a process agent (as notified to the Bank) to accept service of any legal process in Hong Kong SAR on behalf of the Customer in connection with the Agreement. The Customer agrees that any writ, summons, order, judgment or other document shall be deemed duly and sufficiently served on the Customer when left at or sent by post to the address of the process agent law known to the Bank. The foregoing shall not limit the Bank’s right to serve process on the Customer by any other mode of service.